  First Half 2006 Results

30 August 2006

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

Rp29.09 trillion (As of 30 June 2006)

Issued shares

5,401,323,500 (after 5:1 Stock Split & Issuance of ESOP)

Share Price

Rp4,275 (As of 30 June 2006)

Hi/Lo (3 mo) Rp5,800/Rp4,050

Major Shareholders (As of 30 June 2006)

Indonesia Communications Ltd     40.20%

Indonesia Communications Pte.      0.86%

Government of Indonesia              14.38%

Public                                             44.56%

IDR  to  USD Conversion

1 USD = Rp9,300 (30 June 2006)

Board of Directors

President Director/CEO – N/A

Deputy Pres. Dir. - Kaizad B. Heerjee

Jabotabek & Corporate Sales Dir. – Johnny Swandi Sjam

Marketing Dir. –  Wahyu Wijayadi

Regional Sales Dir. – Wityasmoro S. H.

Network Dir. – Raymond Tan

Information Technology  Dir – Joseph Chan

Finance Dir./CFO – Wong Heang Tuck

Corporate Svc. Dir. –  S. Wimbo S Hardjito

Major Consolidated Subsidiaries

PT Aplikanusa Lintasarta  (72.36%)

PT Indosat Mega Media (99.85%)

Indosat Singapore Pte Ltd (100%)

Indosat Finance Company BV (100%)

Indosat International Finance

Company BV (100%)

Financial Summary

For Period Ended 30 June

In Rp Billion	2005	2006	(%) Change
Operating Revenues	5,780.7	5,767.1	-0.2
Operating Expense	3,864.3	4,199.3	8.7
Operating Income	1,916.4	1,567.8	-18.2
Net Income	786.3	548.8	-30.2
EBITDA	3,393.7	3,306.1	-2.6

Financial Ratios

	Formula	1H-2005	1H-2006
EBITDA Margin	EBITDA / Operating Revenues	58.7%	57.3%
Interest Coverage	EBITDA/Interest Expense	578.9%	536.7%
Debt to EBITDA	(Debt + Procurement Payable) / EBITDA (Annualized)	222.5%	220.8%
Net Debt to Equity	Net Debt / Total Equity	42.5%	56.0%

Highlights of the 1H-2006

•

Cellular, MIDI (Multimedia, data communications and internet) and fixed telecommunications services contributed 74.4%, 16.1% and 9.5% respectively to operating revenues

•

As of 30 June 2006, our cellular subscriber base reached around 13.9 million or increased by 7.7% year-on-year. The net add subscriber in 2Q 2006 was 903,734 subscribers following several new marketing initiatives launched in April and June 2006.

•

We recorded MIDI services of Rp927.3  billion, or a 13.1% growth compared to the same period last year due to increase demand of  MIDI services among others Frame relay,  IP-VPN and Internet access.

•

For fixed telecommunication business, our international call traffic  grew by 14.3% compared to the same period last year mainly driven by the increase in incoming minutes. We rolled out additional cities for fixed wireless access and pioneering EV-DO services.

We have rolled out 546 new base stations in first half 2006, increasing our capacity, quality and coverage to reach 95.5% of all cities and 60.2% of all district  in Indonesia.

Investor Relations Division PT Indosat Tbk. Jl Medan Merdeka Barat 21 Jakarta – Indonesia	Phone :+62213869614/300030001 Fax : +62 21 3804045 E-mail : investor@indosat.com http://www.indosat.com

INDOSAT REPORTS FIRST HALF 2006

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORTS

Jakarta, 30 August 2006 PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated first half 2006 operational and financial results with limited review reports from an independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The Company recorded operating revenues and operating income for the period ended 30 June 2006 amounting to Rp5,767.1 billion and Rp1,567.8 billion respectively. Net income was recorded as Rp548.8 billion.

For the period ended 30 June 2006, cellular, MIDI, and fixed telecommunication services contributed 74.4%, 16.1% and 9.5% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

FINANCIAL & OPERATIONAL RESULTS

Profit and Loss Statements (for the period ended 30 June 2006 compared to the period ended 30 June 2005):

Operating revenues

Cellular services revenues. In the first half 2006, we recorded cellular operating revenues of Rp4,290.8 billion, or decrease 0.5% from Rp4,312.4 billion in the first half 2005. As of end June 2006 we had 13,859,914 subscribers consisted of 95% prepaid and 5% postpaid subscribers. Following the new marketing initiatives in April and June, our subscribers increased by 903,734 subscribers and usage revenues increased by 9.4% in the second quarter compared to the first quarter 2006.

Cellular Services	1Q 2006	2Q 2006
Total cellular subscriber (sub) Net add subscriber (sub)	12,956,180 (1,556,273)	13,859,914 903,734
Cellular revenues (Rp billion) • Usage • Features • Others * Total	1,156.1 723.1 292.7 2,171.9	1,264.5 703.5 150.9 2,118.9

*includes interconnection income, monthly subscription fee, connection fees, and others

MIDI services.    Operating revenues from MIDI services grew 13.1%, from Rp820.1 billion in first half 2005 to Rp927.3 billion in first half 2006, despite the increased competition from domestic and international providers. The increase in MIDI revenues is contributed by growth of IP based services (IP VPN) such as Frame relay, IPVPN and Internet access as well of wholesale services.

Fixed Telecommunication services.    Operating revenues from fixed telecommunication services decreased 15.3%, from Rp648.3 billion in first half 2005 to Rp548.9 billion in first half 2006. Our international call (IDD) traffic grew especially the incoming traffic, and this made an increase of IDD revenues in the second quarter 2006.

Fixed Telecommunication Services	1Q 2006	2Q 2006
International Calls • Total traffic (minutes) • International calls revenues (Rp billion)	271,604 209.9	262,849 217.9

Operating expenses

Operating expenses increased by Rp335.0 billion, or 8.7%, from Rp3,864.3 billion in first half 2005 to Rp4,199.3 billion in first half 2006, primarily due to increased expenses for depreciation and amortization, marketing, leased circuit,  and other cost of services. While we were able to manage the other operating expenses items.

Depreciation and amortization expenses. It increased by 17.7% from Rp1,477.3 billion in first half 2005 to Rp1,738.4 billion in first half 2006. The depreciation expense relates primarily to increase in our capital expenditure especially for our cellular equipments.

Leased Circuit expenses. It increased by Rp23.2 billion, or 33.4%, from Rp69.5 billion in first half 2005 to Rp92.6 billion in first half 2006. Leased Circuit expenses increased primarily due to increase for internet circuit and transponder leasing of MIDI and cellular services.

Marketing expenses. It increased by Rp26.9 billion or 17.0%, from Rp158.7 billion in first half 2005 to Rp185.6 billion in first half 2006. The increasing was due to aggressive campaign our product in second quarter 2006.

Other cost of services expenses. It increased by Rp88.7 billion, or 12.4%, from Rp714.0 billion in first half 2005 to Rp802.7 billion in first half 2006. Cost of SIM cards & pulse reload vouchers contributed around 30% of total cost of services, and increased by Rp51.5 billion or 27.2% year on year, due to provision for obsolete and net realizable value of inventory.

Other expenses

We recorded the decreased other expenses from Rp764.7 billion in first half 2005 to Rp744.5 billion in first half 2006.

Interest income. It increased by Rp39.8 billion to Rp119.3 billion due to the increase in the average interest rate in time deposit.

Financing cost. It increased 8.2% from Rp595.4 billion in first half 2005 to Rp644.4 billion in first half 2006, principally due to additional indebtedness due to bonds issuance in June 2005.

Gain (Loss) on Foreign Exchange-Net. It increased from loss of Rp119.3 billion in first half 2005 to gain of Rp141.9 billion in first half 2006 due to the appreciation of the Rupiah against the U.S. dollar in first half 2006 compared to first half 2005 and the higher USD denominated bond and the higher weighted average balance of U.S. dollar-denominated liability in first half 2006. This was partly offset by unrealized loss on derivatives was Rp214.5 billion in first half 2006, mainly due to the derivative transactions that the Company entered into in 2005.

Status of debt

As of 30 June 2006, the Company had outstanding debt of Rp11,633.2 billion which includes Loans payable (including current maturities and unamortized debts issuance cost) of Rp1,698.2 billion and bonds payable (including current maturities, unamortized bonds/notes issuance cost and unamortized notes discount) of Rp9,935.0 billion. The debt composition were USD denominated of 46.43% and Rupiah denominated of  53.57%. We had hedging facility amounting to USD375.0 million or representing 63.78% of our USD denominated borrowings.

While the cash position as at 30 June 2006 was Rp3,671.5 billion, therefore the net debt was Rp7,961.7 billion.

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bonds II (Rp billion)	1,075	2007 and 2032	Series A Fixed 15.75% p.a., Series B Fixed 16% p.a. and Series C Floating maximum 18.5% p.a. and minimum 15% p.a.
Syariah Mudharabah (Rp billion)	175	2007	Revenue-sharing
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Syariah Ijarah (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Syndicated Loans – Mandiri (Rp billion)	120.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loans – BNI (Rp billion)	517.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loan – BCA (Rp billion)	611.8	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Finnish Export Credit Facility (USD Million)	38.0	2011	4.15% Fixed Rate
LINTASARTA
Loans payable from Niaga (Rp billion)	108.2	2007 - 2009	3-month time deposit rate guaranteed by BI or annual rate of 3-month Certificate of Bank Indonesia + 2.75% up to 3.5%
Limited and Convertible Bonds (Rp billion)	61.9*	2009 and 2007	Floating maximum 19% p.a. and minimum 11% p.a.

*After elimination of limited and convertible bonds issued to the Company

For the purpose of revenue sharing calculation on Indosat’s Syariah Bond, the table below presented consolidated satellite revenue and IM2’s Internet revenues as the basis for revenue sharing calculation.

Revenues In Mio Rp	1Q-06	2Q-06
Internet (from IM2)	88,139	99,346
Satellite (Indosat Consolidated)	34,909	33,165

Capital expenditures

In first half 2006, Indosat committed Rp2.823.1 billion for capital expenditure in first half 2006 with the following breakdown: (i)Rp2,247.4 billion for cellular network, (ii)Rp421.6 billion for fixed telecom, MIDI and Backbone, (iii)Rp104.1 billion for Network and Information Technology and (iv) Rp50.0 billion for Region and Property

For 2006, Indosat plans to spend for the capital expenditure of around US$700 million of which around 80% will be allocated for cellular business.

Marketing initiatives

We launched new cellular marketing initiatives in the second quarter 2006, mainly consist of :

a.

Enhancement of voice offering with free and attractive tariff. This initiative consists of free talk and extended local zone. Free talk offering enables Mentari users to make calls with free of charge to other Mentari subscribers from midnight to 5 am. Meanwhile, with extended local zone, Mentari subscribers can enjoy local tariff for calls in wider zone.

b.

Enhancement of value added services . This initiative consists of I-Ring (Ring Back Tone), I-Say (Voice SMS), and SMS Raja. I-Ring is very popular among our customers as they can upload provided songs by Indosat for their ring tone. I-Say is also attractive as Indosat’s customers can send voice message. While SMS Raja gives IM3 customers a 10 free SMS for every 10 SMS sent (not cumulative)

c.

Bundled offering . Indosat offers customers to have cheapest handset in the market by bundling Nokia hand set with Mentari, and Motorola handset with IM3.

d.

Long live vouchers . This initiative gives IM3 customers to have longer active period up to one year. IM3 customers also have benefit from this program in form of 5 SMS bonuses per week by making at least one call during one week.

Network Development Updates

In  the first half 2006, we have installed 546 new BTSs, and as a result, our BTSs as of June 30, 2006 were 6,248. Our coverage with this new BTS installation would have covered 410 cities or 95.4% of total cities in Indonesia and 3009 districts or 60.2% of total districts in Indonesia.

RECENT DEVELOPMENTS

Indosat received Annual Report Award

On 11 August 2006, Indosat received the Annual Report Awards for the 2nd winner for for  Non-Financial Private Listed Category. The Award was conducted by the Ministry of State Own Enterprise, Directorate General Tax, Capital Market Supervisory Agency, Bank Indonesia, Jakarta Stock Exchange, National Committee Good Corporate Governance Regulation and Indonesia Accountant Union.

Indosat launched Starone in Palembang

On 5 August 2006,  PT Indosat launched Fixed Wireless Access (FWA)  through its brand Jagoan and StarOne Postpaid for Palembang area as part of its plan to expand FWA services in . in 15 cities during year 2006.  Besides Palembang, currently StarOne is available in 8 cities in Indonesia, Jakarta, Bogor, Surabaya, Malang, Medan, batam, Pekanbaru and Palembang.

Indosat launched Poin Plus Plus Program.

On 29 August 2006, Indosat launched the program so called “Poin Plus Plus”, an appreciation program for all Indosat’s wireless subscribers either those as postpaid subscribers (Matrix, Starone) or prepaid ones (Mentari, IM3, Jagoan), through poin collection based mechanism from usage and voucher reloading as well as the of subscription period.

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 30 June 2005 and 2006

Description	Unit	YTD Ended 30 June 2005	YTD Ended 30 June 2006	Growth
		1	2	3=(2-1)/1
CELLULAR
Net add prepaid	subs	3,117,982	(713,250)	-122.9%
Net add postpaid	subs	2,374	60,711	2457.3%
Total Net Additions	subs	3,120,356	(652,539)	-120.9%

Prepaid	subs	12,332,645	13,122,796	6.4%
-Mentari	subs	8,085,053	7,160,101	-11.4%
-IM3	subs	4,247,592	5,962,695	40.4%
Postpaid	subs	542,318	737,118	35.9%
Total Cellular Subscriber	subs	12,874,963	13,859,914	7.7%

ARPU Prepaid	Rp	238,548	208,730	-12.5%
ARPU Postpaid	Rp	64,943	50,944	-21.6%
ARPU Blended	Rp	74,266	59,030	-20.5%

Base Stations		5,108	6,248	22.3%
Base Station controller		124	167	34.7%
Mobile switching centers		41	47	14.6%

MIDI

Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	3,342	7,816	133.9%
Domestic High Speed Leased Circuit	cct/64k	21,618	37,638	74.1%
Satellite Transponder Leased (external usage)	# transp	12,7	12.3	-3.1%
Datacom
International High Speed Leased Circuit	cct/64k	581	861	48.2%
Domestic High Speed Leased Circuit	cct/64k	4,276	6,381	49.2%
Frame Relay	port	929	982	5.7%
IPVPN	cct/64k	645	4,214	553.3%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,626	1,226	-24.6%
Frame Relay	access	4,450	4,381	-1.6%
VSAT	terminal	1,736	1,775	2.2%
IPVPN	link	1,598	2,565	60.5%

IM2
Internet Dial Up	user	29,048	28,883	-0.6%
Internet Dedicated	link	717	1,149	60.3%
IPVPN	link	319	159	-50.2%

FIXED TELECOMMUNICATION

IDD
Outgoing Traffic	000 min	80,567	72,193	-10.4%
Incoming Traffic	000 min	387,106	462,260	19.4%

Total Traffic	000 min	467,675	534,453	14.3%
I/C Ratio	-	4.80	6.40	33.3%

FWA
Prepaid	subs	104,793	188,575	79.9%
Postpaid	subs	17,442	19,476	11.7%
Total	subs	122,235	208,051	70.2%

EMPLOYEES
Indosat and its subsidiaries (including non permanent employees)	person	7,931	7,787	-1.8%

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH ENDED June 30, 2005 & 2006

(Expressed in billions of Indonesian Rupiah and millions of U.S.Dollars, except share data)

DESCRIPTION				Growth (2)
	Three Months
	Ended June 30,
	2005	2006
	RP	RP	US $ (1)

OPERATING REVENUES
Cellular	4,312.4	4,290.8	461.4	-0.5%
Multimedia, Data Communication, Internet ("MIDI")	820.1	927.3	99.7	13.1%
Fixed Telecommunication	648.3	548.9	59.0	-15.3%
TOTAL OPERATING REVENUES	5,780.7	5,767.1	620.1	-0.2%

OPERATING EXPENSES
Depreciation & amortization	1,477.3	1,738.4	186.9	17.7%
Personnel	638.3	610.2	65.6	-4.4%
Administration and general	297.7	316.0	34.0	6.1%
Maintenance	301.7	272.1	29.3	-9.8%
Marketing	158.7	185.6	20.0	17.0%
Compensation to telecommunications carriers & service providers	207.2	181.7	19.5	-12.3%
Leased circuits	69.4	92.6	10.0	33.5%
Other costs of services	714.0	802.7	86.3	12.4%
TOTAL OPERATING EXPENSES	3,864.3	4,199.3	451.5	8.7%

OPERATING INCOME	1,916.4	1,567.8	168.6	-18.2%

OTHER INCOME (EXPENSES)
Gain (loss) on foreign exchange - net	(119.3)	141.9	15.3	218.9%
Interest income	79.5	119.3	12.8	50.1%
Financing cost	(595.4)	(644.4)	(69.3)	8.2%
Loss on change in fair value of derivatives - net	(44.1)	(214.5)	(23.1)	386.3%
Amortization of goodwill	(113.2)	(113.3)	(12.2)	0.0%
Loss on sale of other long-term investments	(1.0)	-	-	-100.0%
Others - net	28.8	(33.7)	(3.6)	-216.9%
TOTAL OTHER INCOME (EXPENSES)	(764.7)	(744.5)	(80.1)	-2.6%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	0.1	(0.1)	(0.0)	-199.0%

INCOME BEFOR INCOME TAX	1,151.7	823.2	88.5	-28.5%

INCOME TAX EXPENSE
Current	236.1	116.3	12.5	-50.8%
Deferred	111.6	137.6	14.8	23.3%
TOTAL INCOME TAX EXPENSE	347.7	253.9	27.3	-27.0%

INCOME BEFORE MINORITY INTEREST IN NET INCOME	804.0	569.3	61.2	-29.2%
OF SUBSIDIARIES

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(17.7)	(20.5)	(2.2)	16.1%

NET INCOME	786.3	548.8	59.0	-30.2%

BASIC EARNING PER SHARE	150.33	101.99	0.01	-32.2%

DILUTED EARNING PER SHARE	149.63	100.46	0.01	-32.9%

BASIC EARNINGS PER ADS (50 B shares per ADS)	7,516.40	5,099.45	0.55	-32.2%

DILUTED EARNINGS PER ADS	7,481.60	5,022.95	0.54	-32.9%

(1)

Translated into U.S.dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on June 30, 2006 of Rp9,300 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF June 30, 2005 AND 2006

(Expressed in Billions of Indonesian Rupiah and Milliaons of U.S.Dollars)

DESCRIPTION	2005	2006
	Rp	Rp	US$ (1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	6847.5	3,671.5	394.8
Short-term investments - net of allowance	44.5	9.3	1.0
Accounts receivable - net of allowance
Trade
Related parties
PT Telkom Tbk	167.3	67.6	7.3
Others	135.7	160.2	17.2
Third parties	1,038.1	1,039.8	111.8
Others
Third parties	19.8	12.6	1.4
Inventories	177.1	71.5	7.7
Derivative assets	21.9	23.8	2.6
Advances	46.7	27.7	3.0
Prepaid taxes	695.6	924.5	99.4
Prepaid expenses	172.5	178.7	19.2
Other current assets	15.7	26.1	2.8
Total Current Assets	9,382.4	6,213.3	668.1

NON-CURRENT ASSETS
Due from related parties - net of allowance	33.5	33.2	3.6
Deferred tax assets - net	37.7	47.3	5.1
Investment in associated companies - net of allowance	0.5	0.4	0.0
Other long-term investments - net of allowance	4.7	2.7	0.3
Property and equipment - net	19,236.6	23,341.4	2,509.8
Goodwill and other intangible assets - net	2,846.4	2,827.6	304.0
Long-term receivables	125.7	114.2	12.3
Long-term prepaid pension - net of current portion	168.8	235.5	25.3
Long-term advance	194.1	241.0	25.9
Others	222.4	311.0	33.4
Total Non-current Assets	22,870.4	27,154.2	2,919.8

TOTAL ASSETS	32,252.8	33,367.5	3,587.9

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank)

on June 30, 2006 of Rp9,300 to US$1 (in full amounts).

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF June 30, 2005 AND 2006

(Expressed in Billions of Indonesian Rupiah and Milliaons of U.S.Dollars)

DESCRIPTION	2005	2006
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable - trade
Related parties	13.1	19.8	2.1
Third parties	199.0	219.5	23.6
Dividend payable	826.0	815.3	87.7
Procurement payable	2,620.4	2,969.0	319.2
Taxes payable	164.7	120.5	13.0
Accrued expenses	859.9	796.4	85.6
Unearned income	504.8	517.9	55.7
Deposits from customers	25.3	75.8	8.1
Derivative liabilities	23.5	96.2	10.3
Current maturities of :
Loans payable	60.9	127.9	13.8
Bonds payable	1,030.5	5.5	0.6
Other current liabilities	10.4	26.0	2.8
Total Current Liabilities	6,338.5	5,789.8	622.6

NON-CURRENT LIABILITIES
Due to related parties	34.2	12.5	1.3
Deferred tax liabilities - net	604.5	1,006.3	108.2
Loans payable - net of current maturities
Related parties	627.7	632.9	68.1
Third parties	664.9	937.4	100.8
Bonds payable - net of current maturities	10,099.8	9,929.5	1,067.7
Other non-current liabilities	459.5	649.5	69.8
Total Non-Current Liabilities	12,490.6	13,168.2	1,415.9

MINORITY INTEREST	177.1	184.7	19.9

STOCKHOLDERS' EQUITY
Capital stock	529.5	540.1	58.1
Premium on capital stock	898.8	1,392.1	149.7
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	43.4
Stock options	144.8	39.6	4.3
Difference in foreign currency translation	0.3	0.3	0.0
Retained Earning
Appropriated	49.9	66.2	7.1
Unappropriated	10,433.2	11,234.0	1,208.0
Net income this period	786.3	548.8	59.0
Total Retained Earning	11,269.4	11,848.9	1,274.1
Total Stockholders' Equity	13,246.6	14,224.8	1,529.5

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	32,252.8	33,367.5	3,587.9

(2)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank)

on June 30, 2006 of Rp9,300 to US$1 (in full amounts).